

June 11, 2010

Taylor Z. Guo
Chief Executive Officer
Shangri-La Tibetan Pharmaceuticals, Inc.
53 Niwang Rd
Shangri-La County, Diqing,
Yunnan Province, China 674400

> **Re: Shangri-La Tibetan Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-166854**

Dear Mr. Guo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note that you have been advised by DeHeng Law Offices that the contractual arrangements between YSTP and WFOE are valid, binding and enforceable under Chinese laws and regulations. Please file a legal opinion prepared by DeHeng Law Offices.

Outside Front Cover Page

3. You disclose on the Outside Cover Page that you will pay the Placement Agent a non-accountable expense allowance of 1% of the amount of the offering, or $187,500 (maximum offering) or $150,000 (minimum offering). However, assuming a public offering price of $8.00, it appears that you would pay the Placement Agent $150,000 for a maximum offering and $120,000 for a minimum offering. Please revise your disclosure to reflect these amounts or tell us how you have calculated the $187,500.

Conventions that Apply to This Prospectus

4. We note your disclosure in the twelfth bullet point that references to "we," "us," "our company," etc. refer to TBET, CTP, WFOE and YSTP. Please revise your disclosure here and throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our" and "us" should refer only the registrant and its wholly owned subsidiaries. These references should not refer to YSTP. Your disclosure in the Prospectus Summary should describe the relationships between the registrant and the various other entities, and make very clear whether the registrant has any equity interest in YSTP. Since the registrant is not an operating business, you should identify YSTP as the operating entity throughout the prospectus and refer to the business as "YSTP's business" or "YSTP's operations," not our business.

5. We note the last paragraph in "Conventions that Apply to This Prospectus" states that you relied on statistics provided by a variety of publicly available sources and you did not sponsor or participate in the publication of such materials. It is not permissible to disclaim liability for statements included in your registration statement. Please delete this paragraph or specifically state that you accept liability for the statements included in your registration statement.

Prospectus Summary

6. Your summary should provide a balanced description of the most material aspects of your business and offering. The more detailed discussion should be included in later parts of your document. Please revise your summary to limit the information relating to "Tibetan Medicine," "Industry and Market Background – Generally," and "Industry and Market Background – Tibetan Medicine" to the information that is most material and move the detailed information to the "Business" section.

7. Additionally, revise the description of your current products to identify the specific indications that your products are intended to address. Please note, when identifying the indications rather than stating "regulating lung function," "improvement of kidney function," or "improving digestive system" please indicate the specific medical issue that your products are intended to address.

8. Please revise your disclosure to identify a source for the following statements:
   - On page 3, "One report states that the share of healthcare spending devoted to pharmaceuticals in China is three times that of the average for countries in the

developed world."

- On page 3, "The total sales of medicines in China, including both prescription and over-the-counter medicines, was US$33.9 billion (approximately RMB257 billion) in 2007, representing an increase of 25.6% from 2006 and a 2003-2007 compound average growth rate ("CAGR") of 17.8%."
- On page 3, "It has been estimated that the Chinese market became the eighth largest pharmaceutical market in the world in 2007 from ninth in 2006."
- On page 3," The market for TCMs in China, including both prescription and over-the-counter medicines, was approximately $5.8 billion in 2005, accounting for approximately 20.9% of all expenditures on medicine in China."

Our Challenges and Risks, page 5

9. On page 5 you state that other Tibetan medicine producers are generally smaller than your company. This appears to contradict the statement on page 14 that some competitors are larger than you and may have greater financial resources and the statements on page 72 that you are a medium sized company. Please revise your registration statement accordingly.

Corporate Structure, page 5

10. Please identify the owners of YSTP and disclose the percentage of TBET that each owns. Additionally, for each shareholder that is an officer or director for YSTP and/or TBET, please identify each position currently held.

11. Please revise the chart on page 7 depicting your corporate structure to indicate that the YSTP shareholders also own 97% of the outstanding shares of TBET. Similarly revise the chart on page 38.

Placement, page 9

12. Please describe the remittance procedures that you must complete in order to use the proceeds of this offering in China.

13. Please revise the third paragraph to clarify that Hong Yu and Taylor Z. Guo are in effect forfeiting these shares if the after tax earnings are less than $0.9863. Additionally clarify your statement that you cannot guarantee that you will be able to redeem a sufficient number of Make-Good shares to increase the audited after-tax earnings per share to $0.9863 because the number of Make-Good shares is capped at 750,000.

Placement Agent's Warrants, page 10

14. Please disclose the nominal amount or explain how it will be determined.

Risk Factors

15. We note that the introductory paragraph of this section indicates that the risks and uncertainties described in this section are not the only ones you face. It is not appropriate to caution readers about risk factors that are not described in your filing. Please delete the statement that the risk factors described are not the only ones you face.

16. Please include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraphs 1.2, 2.1, 2.2, and 9.2 of the Entrusted Management Agreement contemplate termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

17. Please add a risk factor discussing the risk to the company of not completing the remittance procedures described on the Outside Cover Page and on page 8 of your filing. Please describe the remittance procedures, and also disclose how much time you expect the remittance procedures take to complete.

18. Please add a risk factor discussing your dependence upon key personnel, identifying your key personnel in your disclosure. Please disclose in this risk factor that you do not carry key man insurance for any of your executive officers, as indicated on page 74.

19. Please add a risk factor discussing the risks to the investors and the company if the contractual arrangements with YSTP prove to be unenforceable under PRC law. In this discussion, you should disclose, among other things, the potential conflicting fiduciary duties.

20. Please add a risk factor addressing the potential difficulty of investors to enforce their rights under U.S. federal securities laws, since all of the registrant's officers reside outside of the United States.

"Our recent operating history makes it difficult to evaluate our future prospects and results of operations," page 11

21. It appears that the title of this risk factor discusses a risk that is different from the text of this risk factor. The title of this risk factor references your recent operating history, while the text of the risk factor identifies the risks and uncertainties associated with selling Tibetan medicine products. Please revise your disclosure to discuss these two risks separately.

"Our operations are capital-intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital," page 12

22. Please expand your disclosure to state your current working capital. If you do not have sufficient working capital to sustain development and testing efforts for the next twelve months, please so disclose.

"Our future capital needs are uncertain and we may need to raise additional funds in the future," page 12

23. Please clarify whether you have sufficient funds to meet your financing needs for the next twelve months. To the extent practicable, please quantify the amount of future funds you currently expect you will need for the period following December 31, 2009.

"We operate in a highly competitive marketplace, which could adversely affect our sales and financial condition," page 14

24. Please expand your disclosure to identify your key competitors and the key products with which you compete. Please further disclose whether your key competitors also have GMP medical certification.

"We may not be able to manage the expansion of our operations effectively," page 14

25. We note your disclosure that your current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support your future growth. Please disclose whether you have identified any weaknesses with your internal accounting controls. If you have identified weaknesses, please disclose them.

WFOE is also required to allocate a portion of its after-tax profits…," page 17

26. The last paragraph of the discussion states, "Additionally, Chinese law requires that the after-tax profits of foreign invested companies be distributed after a portion of after-tax profits is allocated to the reserve…" Please confirm that the law requires that the profits be distributed as opposed to requiring that a portion of the profits be allocated to the reserve. It is not clear why Chinese law would prohibit YSTP from retaining profits.

"We may not pay dividends," page 20

27. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

<u>"The ongoing anti-corruption campaign initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals," page 23</u>

28. Please revise your disclosure to complete the last sentence in this risk factor.

<u>"Fluctuation in the value of the Renminbi may have a material adverse effect on your investment," page 27</u>

29. Please expand this risk factor to disclose the exchange rate as of the latest practicable date. Please further revise to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

30. Please also discuss in this risk factor the fact that the company does not engage in currency hedging transactions, as disclosed on page 42.

<u>"As the rights of shareholders under British Virgin Islands law differ from those under US law, you may have fewer protections as a shareholder." page 35</u>

31. Please revise to describe the significant differences between the BVI Act and laws applicable to US companies and their shareholders and how these differences may affect shareholders. The cross reference to "Description of Share Capital – Differences in Corporate Law" is not sufficient.

<u>"We may use the net proceeds in ways with which you may not agree," page 36</u>

32. Please consolidate the disclosure in this risk factor with the risk factor entitled, "We have not determined a specific use for a significant portion of the proceeds from this offering . . ." on page 18, as the discussions appear similar.

<u>Control Agreements, page 39</u>

33. In the last sentence of the second paragraph in this section, you indicate that TBET owns 100% of the equity of YSTP. Please revise your disclosure here and/or throughout your filing to clarify when you appear to indicate in the chart on page 38 and the overview discussion that YSTP is owned by others, and that you control YSTP through contractual arrangements.

34. We note your disclosure that "[t]he shareholders of YSTP entered into and caused YSTP to enter into an Entrusted Management Agreement, Exclusive Option Agreement, Shareholders' Voting Proxy Agreement and Pledge of Equity Interest Agreement . . . with WFOE in return for ownership interests in MOE." Please clarify the "MOE" abbreviation in your filing.

35. On page 39 you state that "TBET in turn owns 100% of the equity of YSTP." This statement contradicts information appearing elsewhere in the filing. A similar statement is made on page 40. Please clarify that TBET does not own any of the equity of YSTP.

Alternatively, explain how TBET acquired the equity of YSTP and the effect this has on the control agreements.

Contractual Arrangements with YSTP and Its Shareholders, page 39

36. In this subsection, please identify the law under which these agreements will be governed.

37. We note in the discussion of the Entrustment Management Agreement that the management fee will be equal to YSTP's estimated earnings and that WFOE will bear all the losses of YSTP. According to this description, it appears that WFOE will not receive if YSTP performs better than estimated. If this is accurate, please include a risk factor disclosing that WFOR receives all the risks of ownership of YSTP but that it does not receive all the rewards as its receipt of the earnings it capped based on the estimated earnings.

38. Please revise the discussion of the Exclusive Option Agreement to describe the "certain terms and conditions."

39. Please revise the description of the Shareholders Voting Proxy Agreement to identify eh persons designated by WFOE to exercise the voting rights.

Use of Proceeds, page 41

40. Please revise the use of proceeds to disclose the dollar amounts expected to be used for each stated purpose assuming the minimum number of securities is sold and the maximum number of securities is sold. If the proceeds are not sufficient to complete all of the uses if less than all of the securities are sold, please indicate your priorities among the stated uses.

41. Please further disclose what you intend to do with the proceeds of this offering if the remittance procedures are not completed.

Capitalization, page 43

42. The pro forma common shares outstanding at December 31, 2009 reflecting your IPO appear to be 30,000 shares higher your shares outstanding at that date plus the shares to be issued in your offering. Please revise your disclosure to reflect only your IPO shares in the pro forma disclosure or revise your footnote disclosure to explain the additional share issuance. Separately explain to us why it is appropriate to include those additional shares and reference for us the authoritative literature you rely upon to support your inclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

43. Please revise your disclosure explaining your increase in revenues to address changes in both product volume and pricing. Please see Item 303(a)(3)(iii) of Regulation S-K.

Our Business, page 57

China's Healthcare Industry – Generally, page 57

44. Please revise your disclosure to identify a source for the following statements:

- "China's gross domestic product grew from RMB9921.5 billion in 2000 to RMB 3353.3 billion in 2009."
- "Real GDP annual growth rates during that period ranged between 8.3 percent and 13 percent."
- "Real GDP growth fell from an annual rate of 13 percent in 2007 to 9.0 percent in 2008 and 8.7 percent in 2009."
- "Another report stated that China's real GDP grew at the end of the first calendar quarter of 2010 rose 11.9 percent from a year earlier."
- "It has also been forecast that China's economy may surpass Japan's as the second largest in the world in 2010."

National Medical Insurance Program, page 60

45. We note your statement on page 60 that "As of the end of 2006, the number of participants enrolled in this program was 157.4 million, according to a statement made by the MLSS on January 18, 2007." Please clarify the "MLSS" abbreviation in your filing.

OTC Tibetan Medicines, page 64

46. Please expand your disclosure to identify a source for all of the statements in this subsection.

Approved and Commercialized Products, page 67

47. Please revise the table to explain the specific indications that your products are designed to address. For example, what kidney and lymph functions are Pinang Pills taken to address? What are the issues relating to lung function that Frusemide pills taken to address? Are Frusemide pills taken by people who have Type I Diabetes or Type II Diabetes? Please make similar revisions to the table relating to your Product Pipeline.

<u>Research and Development, page 68</u>

48. You disclose the projects in your product pipeline in the section preceding your research and development disclosure. For each of these projects that you deem significant, please revise to disclose the following:
    - The research and development costs incurred during each period presented and to date on the project;
    - The nature, timing and estimated costs of the efforts necessary to complete the project;
    - The anticipated completion dates;
    - The period in which material net cash inflows from significant projects are expected to commence; and
    - The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

    Please disclose your criteria for deeming a project significant. For the remainder of the research and development projects or group of related products that you do not consider significant, summarize the number of projects and the amounts charged to expense for each period by descriptive class/category in preclinical versus clinical classifications. Please also provide an estimate of the nature, timing and costs to complete these programs.

<u>Manufacturing, page 69</u>

49. Please provide more information about how you produce your products. Specifically, please describe the technology you use to produce your products. If this technology was developed in-house, please so disclose. If this technology was acquired from a third party, please disclose the terms of the acquisition and file any acquisition or license agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

<u>Regulations</u>

<u>Restrictions on Foreign Ownership, page 75</u>

50. We note your disclosure that "there is a possibility that [your] company's business in the future may fall into the scope of the definition of a restricted or prohibited industry. Should this occur, [you] would no longer benefit from the above designation." Please add a risk factor discussing this risk to your company.

<u>New M&A Regulations and Overseas Listings, page 76</u>

51. Please add a risk factor discussing the risk to your company of the CSRC issuing a

definitive rule or interpretation indicating that your offering is subject to the new procedure discussed in this subsection.

Summary Compensation Table, page 81

52. Please expand this table to provide executive compensation information for named executive officers, other than Mr. Guo and Mr. Yu, for 2008 and 2009. Please refer to Item 402(m)(2)(ii) of Regulation S-K.

53. Please include the "Outstanding Equity Awards at Fiscal Year End" table as required by Item 402(p) of Regulation S-K.

54. You disclose in footnote 1 to this table that your auditors valued the common stock issued to Mr. Guo for services rendered during 2009. Please revise your disclosure to take responsibility for valuing these options and indicate how you determined the value. In addition, please explain to us how the valuation of these options by your auditor does not impair their independence as a prohibited service under Rule 2-01(c)(4)(iii) of Regulation S-X.

Board of Directors, page 82

55. We note your disclosure on page 83 of your filing. Please expand your disclosure to provide all of the information required by Item 407(h) of Regulation S-K regarding risk oversight.

Related Party Transactions

56. Please expand your disclosure of the "contractual arrangements" on page 86 to include all information required by Item 404 of Regulation S-K.

Differences in Corporate Law

Anti-takeover provisions in our memorandum and articles of association, page 91

57. Please expand your disclosure to describe the material terms of the authorized anti-takeover provisions. In this disclosure, please include what situations would trigger the use of an anti-takeover provision and what portion of your board of directors must authorize the use of that provision.

Selling Shareholders, page 46-A

58. Please describe the private placements in which the selling shareholders acquired the shares being sold in this registration statement. Please refer to Item 701 of Regulation S-K.

Plan of Distribution, page 104-A

59. Note that Schedule A paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at "prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the NASDAQ Global Market and thereafter at prevailing market prices or privately negotiated prices.

Item 13. Other Expenses of Issuance and Distribution

60. Please expand your disclosure to include federal and state taxes, in accordance with Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

61. We note your disclosure on page II-1 that you have not issued any unregistered securities in the last three years. However, we also note that page 108 indicates that Kaufman and Canoles P.C. beneficially own 177,187 shares of your company as of the date of the prospectus, and page F-16 indicates that in 2009, the company issued 150,000 shares of company stock for services rendered through December 31, 2009. Please revise your disclosure to clarify any apparent inconsistency and to provide all disclosure required by Item 701 of Regulation S-K.

62. On page F-16, you indicate that the company issued 150,000 shares of stock for services rendered through December 31, 2009. In this section, please identify the person to whom the stock was issued, and the terms of the transaction. If the stock was issued to a named executive officer, please include these shares as executive compensation in the Summary Compensation Table.

Report of Independent Registered Public Accounting Firm, page F-l

63. We note that your auditors are located in New York; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:
   - Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
   - Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in

China. Explain how the audits were performed at December 31, 2009, and 2008, particularly the testing of accounts receivable and observation of inventories.

Consolidated Financial Statements, page F-2

64. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

Consolidated Statements of Income, page F-3

65. Please revise your financial statement presentation to include earnings per share for each period presented as required by FASB ASC 260-10-45-2 and 45-7. In addition, please disclose the reconciliations required by FASB ASC 260-10-50-1.

Note 1. Organization, page F-6

66. It appears that you have consolidated YSTP for periods prior to March 26, 2010, the effective date for the contractual agreements with WFOE because "the companies are under common control." Also, you disclose "the consolidated financial statements have been prepared as if the current corporate structure has been in existence though the period presented." Please explain to us how the companies meet the criteria for common control. In addition, based on your disclosure it appears that WFOE did not exist prior to March 18, 2010. Please provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as reference to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly.

67. Further based on your disclosure, it appears that the basis for WFOE consolidating YSTP is FASB ASC 810-10-15-14. It is not clear from your disclosure how you accounted for the initial measurement of the assets and liabilities of YSTP. Please explain how your accounting complies with FASB ASC 810-10-30.

Note 2. Summary of Significant Accounting Policies

Property, Plant & Equipment, page F-10

Intangible Assets, page F-10

68. Please explain to us why the gross amounts of each of your listed fixed assets and intangible assets have not changed from December 31, 2008 to December 31, 2009 considering that the exchange rates have changed. Your translation adjustment policy note on page F-8 indicates that all assets are translated at the period end exchange rates. If you believe that fixed assets and intangible assets should be translated at historical exchange rates, please reference for us the authoritative literature you rely upon to support your accounting and revise your translation adjustment policy note, as appropriate.

Revenue Recognition, page F-11

69. Please disclose your return policy for your products and the amount of your reserve for returns, if any.

70. Please revise your disclosure, if true, to indicate that your revenues are recorded net of value-added taxes. Otherwise, please explain to us how your inclusion of these taxes complies with GAAP.

Income Tax, page F-12

71. You disclose the existence of a tax holiday in the PRC that exempts you from Chinese income taxes through 2012. Please revise your disclosure to indicate the aggregate dollar and per share effects of this tax holiday. Please see SAB 11:C.

72. Please revise your disclosure to disclose the nature of any taxable and deductible temporary differences. To the extent that any of these differences are expected to reverse after 2012, please explain to us why you have not reflected any deferred tax assets or liabilities on your balance sheet.

Recent Accounting Pronouncements, page F-13

73. Please revise your disclosure to address the impact of adopting ASU 2009-17, effective January 1, 2010, on your VIE consolidation accounting.

Exhibit 5.1 Legal Opinion

74. Please file a legal opinion with all blanks filed in, as opposed to a form of legal opinion. Similarly revise exhibit 5.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director